Sub-Item 77D:  Policies with respect to security investments

Effective February 1, 2018, and as approved by the Board via a Unanimous Written Consent dated December 1, 2017, the investment policy of the Gotham Index Core Fund (the "Fund") with respect to the Fund's investment in at least 80% of its assets in securities of issuers included in the Russell 3000(r) Index will be changed, as described in the Supplement dated December 1, 2017 to the Prospectus for the Fund dated February 1, 2017, as amended from time to time (the "Prospectus"), which was filed with the Securities and Exchange Commission pursuant to Rule
497(e) of the Securities Act of 1933, as amended, on December 1, 2017 (SEC Accession No. 0001104659-17-071464) and incorporated herein by reference.

The revised policy will require the Fund, under normal circumstances, to invest at least 80% of its assets in securities included in the Russell 3000(r) Index at the time of purchase. For purposes of this 80% investment policy, the term "assets" means net assets, plus the amount of any borrowings for investment purposes and reinvested proceeds from short sales. The 80% policy may be changed by the Board of Trustees upon sixty (60) days' written notice to shareholders.